

June 20, 2019

Paul J. Brody
Chief Financial Officer
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, Connecticut 06830

      Re: Interactive Brokers Group, Inc.
          Form 10-K for Period Ending December 31, 2018
          Filed February 28, 2019
          Form 10-Q for Period Ending March 31, 2019
          Filed May 9, 2019
          CIK 0001381197

Dear Mr. Brody:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the period ending December 31, 2018

Results of Operations
Year Ended December 31, 2018 compared to the Year Ended December 31, 2017
Interest Income and Interest Expense, page 45

1.   We note that your disclosure of net interest income on pages 47 and 52 for the fiscal 2016-2018 periods does not agree with the "net interest income" amounts disclosed in the table on page 48. Please advise and revise in future filings, to provide additional information addressing the reasons for the differences in the "net interest income" amounts disclosed for the periods presented. The impact of any adjustments made in determining the net interest margin should also be addressed.

Form 10-Q for the period ending March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Overview, page 40

2.	We note that you recognized, during the quarter ended March 31, 2019, an aggregate loss of $42 million, due to the stock price decline of a security listed on a major U.S. exchange and the inability to liquidate customers' positions which were obtained through margin loans.

Please advise and revise in future filings, to address the following:

- Disclose whether the gross amount of the loss was $42 million or if this amount was reflective of any debt collections or liquidated collateral;
- Disclose the amount of subsequent debt collections which have occurred since the end of the quarter; and
- Disclose how collateral requirements are evaluated and adjusted during a trading day to compensate for potential liquidation and credit risks when there this is no liquid market and there is the existence of margin loans exist.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services